UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    1   )*

U.S. AUTO PARTS NETWORK, INC.

(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 90343C100
(CUSIP Number) Mina Khazani 12320 21st Helena Dr. Los Angeles, CA 90049 (310) 393-5678
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications) January 9, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100 Page 2 of 8

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Mina Khazani
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only
4. Source of Funds (See Instructions): N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ٱ
6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 3,408,297 (1)
8. Shared Voting Power: None
9. Sole Dispositive Power: 3,408,297 (1)
10. Shared Dispositive Power: None
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,408,297 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11): 8.93% *
14. Type of Reporting Person (See Instructions): IN

* Based upon 35,412,555 shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Form 10K filed on March 13, 2019, and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of December 31, 2018, totaling 38,183,233 shares.

(1)	Consists of (i) 2,363,815 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007, of which Ms. Khazani is the sole trustee, (ii) 73,970 shares of common stock issued in lieu of preferred stock dividends, and (iii) 1,034,482 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

CUSIP No. 90343C100 Page 3 of 5
1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Mina Khazani Living Trust, Dated May 30, 2007
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only
4. Source of Funds (See Instructions): N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ٱ
6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 3,408,297 (1)
8. Shared Voting Power: None
9. Sole Dispositive Power: 3,408,297 (1)
10. Shared Dispositive Power: None
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,408,297 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11): 8.93% *
14. Type of Reporting Person (See Instructions): OO

* Based upon 35,412,555 shares of Common Stock outstanding, as reported in U.S. Auto Parts Network, Inc.’s Form 10K filed on March 13, 2019, and 2,770,687 shares of Series A Convertible Preferred Stock outstanding as of December 31, 2018, totaling 38,183,233 shares.

(1)	Consists of (i) 2,363,815 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007, of which Ms. Khazani is the sole trustee, (ii) 73,970 shares of common stock issued in lieu of preferred stock dividends, and (iii) 1,034,482 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

(1)	This Amendment No. 1 amends (a) the Schedule 13D filed on June 29, 2018 (the “Initial Schedule 13D”) by Mina Khazani and the Mina Khazani Living Trust, Dated May 30, 2007 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 1 without definition have the meanings given to them in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Between December 20, 2018, and January 9, 2019, the Reporting Persons acquired an aggregate of 933,345 shares of Common Stock with a total cost basis of $965,668.45. The source of funds used to make the purchases were personal funds.

Item 5. Interest in Securities of Issuer.

(a) – (b) The information contained on the cover pages of this statement is incorporated herein by reference.

(c) The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2019

/s/ Mina Khazani ______________ Mina Khazani
MINA KHAZANI LIVING TRUST DATED MAY 30, 2007
By: /s/ Mina Khazani___________ Its: Sole Trustee